CONSENT OF EXPERT

March 4, 2008

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

     I, Michael L. Clarke, do hereby consent to the filing of the written disclosure of the technical report entitled “2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA” dated April 26, 2007, and the technical report entitled “Rosemont Copper Project Feasibility Study” dated August 24, 2007 for the Rosemont Project located in Pima County, Arizona in the Form 40-F Annual Report and the Annual Information Form of Augusta Resource Corporation (the “Company”) dated March 4, 2008.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report and Annual Information Form dated March 4, 2008 and to the use of the name Augusta Resource Corporation, in my capacity as Vice President, Exploration of Augusta Resource Corporation.

By:	/s/ Michael Clarke
Michael Clarke, P.G. (Geology)
Denver, Colorado